SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 6, 2022

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Chief People Officer, Stephanie Werner-Dietz, to leave Nokia

STOCK EXCHANGE RELEASE 1 (2) 6.5.2022

Nokia Corporation
Stock Exchange Release
6 May 2022 at 09:00 EEST

Chief People Officer, Stephanie Werner-Dietz, to leave Nokia

Nokia’s Chief People Officer, Stephanie Werner-Dietz, has informed the company that she will leave and step down from its Group Leadership Team to take up a position in another company. Her intention is to leave on 31 August 2022. A recruitment process will begin immediately for her successor and further details will be announced in due course.

Stephanie Werner-Dietz joined Nokia in 1998 and was appointed Chief People Officer in January 2020. She has held various HR leadership positions throughout her career in a number of different countries. Under Stephanie’s leadership Nokia’s People organisation underwent significant transformation to renew its focus on providing a motivated and engaged workforce. She recently unveiled Nokia’s new People strategy which has a strong emphasis on growth, skills and development, and which aims to establish and maintain outstanding technology leadership.

“This was an incredibly difficult decision for me. I have been with Nokia since I graduated, and I am very honoured and grateful for the journey I have made with the company. Nokia will always be a part of me. I’m so proud of what our team has achieved together. I talk a lot about being fearless and taking every opportunity to learn and now feels like the right time for me to make this next move and continue my journey of growth,” said Stephanie Werner-Dietz.

“While I am saddened to see Stephanie go, I understand and support her wanting to take on a new opportunity after such a long and successful career at Nokia. Her compassion for our employees and her business acumen means she was able to help transform Nokia’s culture. She established the cornerstones for a diverse and inclusive ethos of openness and cooperation, in turn inspiring and enabling best practices, policies and processes. She will be missed by her colleagues and we wish her all the best in her new role,” said Pekka Lundmark, President and Chief Executive Officer.

Additional background on all current members of the GLT can be found at www.nokia.com/about-us/company/leadership-and-governance/group-leadership-team/

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

STOCK EXCHANGE RELEASE 2 (2) 6.5.2022

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2022	Nokia Corporation

By:	/s/ Esa Niinimäki
Name:	Esa Niinimäki
Title:	Deputy Chief Legal Officer, Corporate